ATLAS CAPITAL HOLDINGS, INC.
2234 N. Federal Highway
Suite 300
Boca Raton, Florida 33431

Via Edgar

August 17, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002

Re: Atlas Capital Holdings, Inc.

Request to Withdraw Schedule 14C Information Statement (RW)
SEC File Number: 0054289

Ladies and Gentlemen:

Atlas Capital Holdings, Inc. (the "Registrant") respectfully requests immediate withdrawal of its Information Statement on Schedule 14C (File No. 0054289), which was originally filed with the Securities and Exchange Commission (the "Commission") on April 19, 2011, along with any exhibits (the "Information Statement").

The Information Statement relates to shareholder approval of the Registrant’s acquisition of Clean Energy Pathways, Inc. a Nevada corporation.  However, the acquisition has since been terminated and the Registrant therefore believes that withdrawal of the Information Statement is consistent with the public interest. Please see the Registrant’s Form 8-K filed on July 15, 2011 announcing the termination of the Agreement and Plan of Merger between the Registrant and Clean Energy Pathways.

If you have any questions regarding this application for withdrawal, please contact the undersigned at 561-488-7624.

Sincerely,

/s/ Christopher K. Davies
Christopher K. Davies, CEO